UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                         First West Chester Corporation
                         ------------------------------

                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                     ---------------------------------------

                         (Title of Class of Securities)


                                   33749210-2
                                   ----------
                                 (CUSIP Number)


                                February 15, 1999
                                -----------------

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X|      Rule 13d-1(b)

|_|      Rule 13d-1(c)

|_|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
OMB Number: 3235-0145
Expires:  August 31, 1999

CUSIP No
33749210-2

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1.   Names of  Reporting  Person:  The First  National  Bank of West Chester t/a
     FIRSTNATCO.

     I.R.S. Identification Nos. of above persons (entities only): 23-6465300.

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)

                  (b)

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3.   SEC Use Only

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4.   Citizenship or Place of Organization: Pennsylvania.

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Number of         5.       Sole Voting Power                  560,424
Shares Bene-      --------------------------------------------------------------
ficially by       6.       Shared Voting Power                238,780
Owned by Each     --------------------------------------------------------------
Reporting         7.       Sole Dispositive Power             444,802
Person With:      --------------------------------------------------------------
                  8.       Shared Dispositive Power           156,480

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned By Each Reporting Person: 799,204

--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
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11.  Percent of Class Represented by Amount in Row (9): 17.31%

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12.  Type of Reporting Person (See Instructions): BK

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


                                 SCHEDULE 13G/A
                                 AMENDMENT NO. 2
                                 ---------------

         This Amendment No. 2 amends the Schedule 13G dated September 22, 1997, as amended by Amendment No. 1 thereto (the "Original Schedule 13G") of The First National Bank of West Chester t/a FIRSTNATCO with respect to the Common Stock, par value $1.00, of First West Chester Corporation, a Pennsylvania corporation, and is filed in accordance with 17 C.F.R. Sec. 240.13d-2(b) to report changes in the information reported in the Original Schedule 13G as of December 31, 1998. Except as disclosed herein, there has been no change in the information reported in the Original Schedule 13G.


Item 4.  Ownership.

         See Items 5 through 9 and 11 on the cover page.

Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         This report is not an admission that the First National Bank of West Chester is the beneficial owner of any securities covered by this report, and the First National Bank of West Chester expressly disclaims beneficial ownership of all shares reported herein pursuant to Rule 13d-4.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February 12, 1999
                                  -----------------
                                        Date


                                  /s/J. Duncan Smith
                                  ------------------
                                       Signature


                                  J. Duncan Smith, E.V.P. and Treasurer
                                  -------------------------------------
                                       Name/Title


                                  /s/Kevin C. Quinn
                                  -----------------
                                       Signature


                                  Kevin C. Quinn, E.V.P. and Assistant Treasurer
                                  ----------------------------------------------
                                       Name/Title